SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

        Name:          Mount Yale Opportunity Fund, LLC

        Address of Principal Business Office (No. & Street, City, State, Zip Code):

8000 Norman Center Drive, Suite 630 Minneapolis, Minnesota 55437

        Telephone Number (including area code):

(952) 897-5390

        Name and address of agent for service of process:

The Corporation Trust Company Corporation Trust Center, 1209 Orange Street Wilmington, Delaware 19801

        Copy to:

        Matthew L. Thompson
        Faegre & Benson LLP
        2200 Wells Fargo Center
        90 South Seventh Street
        Minneapolis, MN 55402

        Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

    X      Yes                      No

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on the 15th day of September, 2004.

MOUNT YALE OPPORTUNITY FUND, LLC
By:	/s/ John L. Sabre

John L. Sabre, Chairman of the Board

Attest:

/s/ Matthew L. Thompson

Name: Matthew L. Thompson
Title: Secretary